Amira Nature Foods

Third Quarter Fiscal Year 2014 Earnings Conference Call

February 25, 2014

Operator:                                       Greetings, and welcome to the Amira Nature Foods Third Quarter Fiscal Year 2014 Earnings conference call. At this time, all participants are in a listen-only mode. A question and answer session will follow the formal presentation. If anyone should require Operator assistance during the conference, please press star, zero on your telephone keypad. As a reminder, this conference is being recorded.

I would now like to turn the conference over to your host, Ms. Katie Turner of ICR. Thank you, Ms. Turner, you may begin.

Katie Turner:                               Good morning, everyone, and welcome to Amira Nature Food’s Third Quarter Fiscal Year 2014 Earnings conference call. On the call today are Karan Chanana, Amira’s Chairman and Chief Executive Officer, and Ashish Poddar, Chief Financial Officer.

By now, everyone should have access to the earnings release, which went out today at approximately 7:00 a.m. Eastern Time. If you have not had a chance to review the release, it’s available on the Investor Relations portion of Amira’s website. This call is being webcast and a replay will be available on the Company’s website.

Before we begin, we’d to remind everyone that prepared remarks contain forward-looking statements and management may make additional forward-looking statements in response to your questions. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control, that could cause future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and those mentioned in the earnings release. You should know that the Company’s actual results may differ materially from those projected in the statements due to a variety of factors affecting the business. Except as required by law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Also in the Company’s earnings release and in today’s prepared remarks, we include EBITDA, adjusted net working capital and net debt, which are non-IFRS financial measures. A reconciliation of these non-IFRS measures to the most directly comparable IFRS financial measures is included in the Company’s press release issued earlier today and is also posted on the Company’s website.

And with that, I’d like to turn the call over to Karan Chanana, Chairman and CEO.

Karan Chanana:                            Thanks, Katie. Good afternoon, everybody. Thank you for joining us on today’s call. I will provide a brief overview of our financial highlights and provide you with an update on our business and growth initiatives. Then Ashish will review the financial results for the quarter and fiscal year to date and discuss our guidance for fiscal ’14. After that, we’ll open up the call for your questions.

We are pleased to report another strong quarter for Amira. In the third quarter, our revenue increased by 25.1%, driven by higher sales both in India and internationally. This robust growth reflects our ability to add new customers, increase our sales with our key existing customers, as well as strengthen our expanding product portfolio, including our snacks, ready-to-eat products, in addition of course to our premium basmati and specialty rice. We also delivered strong EBITDA growth, which increased 29.3% compared to the prior year quarter and highlights our ability to leverage our operating cost across higher sales, along with the benefit from growing economies of scale. Based on our strong sales and EBITDA performance, in the first nine months of this year and our positive outlook for the final quarter, we are raising our annual sales and EBITDA guidance for the full year fiscal 2014. Ashish will provide the details of our higher guidance during his remarks.

As we begin the final quarter of fiscal 2014 and begin to look towards the next fiscal year, we continue to be very pleased with the position of our business and the strength of our industry. The harvest of basmati rice has just about ended and looks to be another solid harvest, with approximately a 10% increase in production. Prices, however, are also on the increase, in dollar terms, to about 15%. Global demand for our product continues to be very strong. As a gluten-free product, we are positioned to benefit from an increasing number of consumers interested in moderating their gluten intake. Also, our recently-launched organic line, we are also in a position to benefit from growing demand for the organic products. In short, Amira’s offerings are in line with very important consumer food trends. We have recently increased prices, both in India and internationally, even in the US in Costco by over 20%.

Today I’m in Dubai, attending Gulfood, which is one of the, or maybe probably the largest annual food and hospitality show held here in Dubai at the World Trade Center. This is our fifth time participating in Gulfood and I would like to say that our product booth is as busy as it has ever been. We’re extremely pleased with the number of buyers from leading food retailers, distributors that have shown interest in our full range of products. This is a great opportunity for us to showcase our products and meet new potential customers from around the globe.

In addition, a couple of weeks ago, we participated in BioFach in Germany. It’s a leading trade for organic food held in Nuremberg. Here, we showcased our organic line and we are very pleased with the large interest from important food buyers. This helped us educate potential customers about our organic line while allowing those who stop by our booth to sample our delicious organic products. I’d like to mention we are in the process of launching, in the first half of this year, about 80 SKUs in our organic line.

At the end of the third quarter, we added an important new retailer as an Amira-branded customer, Reliance Retail Limited, or RRL stores. We began selling Amira-branded products to RRL, who is a leading and rapidly growing retailer in India, with over 650 stores in total, of which 53 are large format. Amira is selling 20 different SKUs under the Amira brand across the 650 RRL stores throughout India. To give you an idea of their scale, it is estimated that RRL has over 13 million loyal customers and rice is a dietary staple for the customers in the region. This is a tremendous opportunity to introduce the Amira-branded products to a growing number of consumers.

We also announced that we acquired Basmati Rice GmbH, a specialty distributor of premium branded rice, particularly basmati rice, based in Germany. Basmati Rice GmbH has a rich 25-year history of serving some of the largest supermarkets in Germany and, more recently, in neighboring countries across Europe. They offer 10 different varieties of rice to consumers under the Atry, Scheherazade, Sultan, Sativa and Sadry brands. These brands can be found in over 4,000 stores across Germany and Europe but not limited to Edeka, Markant, Metro, Mpreis, REWE and as well as certain food service distributors.

In calendar year 2012, Basmati Rice GmbH generated approximately $8 million in sales, and in calendar year 2013, they achieved sales of approximately $9 million. This acquisition is expected to be accretive to Amira’s earnings beginning in the fourth quarter fiscal 2014 and we believe our team can quickly expand their sales and further enhance their high margin branded product offering as we leverage our existing vertically integrated infrastructure and distribution in Europe to provide consumers a vast array of branded basmati rice from our natural and organic offerings through this new unique items like smoked basmati rice will be added. The strategy is to bring in the Amira brand into the top end stores where the Basmati Rice GmbH brands already sit.

Along with our efforts to gain new customers, we are also pleased to maintain important relationships with longstanding customers. We recently announced a 58.6 million contract to supply third party branded rice to a key repeat customer in the EMEA region. This contract highlights our customer satisfaction with our products and our leading position in the industry. We expect to recognize the benefit of this contract in fiscal 2015.

The United States continues to represent a key target growth for Amira. Our products are already at several leading retailers such as Costco and we have enjoyed solid growth in the US over the last three years; however, it represents a tremendous opportunity and we are focused on expanding our sales in this important market. Our recently-acquired brand Arty and its smoked basmati rice is available in stores now in the east coast of H-E-B, Wegmans and farmers market. We are now working towards expanding and getting the Amira brand into these stores and many more. To ensure that we are positioned to capitalize on the robust potential for Amira, we remain focused on expanding our processing capacity by building a new state-of-the-art facility. We remain on track to complete this facility by 2015.

In summary, we are pleased with the strong consistent execution and the progress of our fiscal 2014, which has exceeded our expectations. We look forward to a strong finish to the year.

With that, I’d like to turn the call over to Ashish to discuss the third quarter financial results in more detail.

Ashish Poddar:                               Thank you, Karan. Good morning, everyone. For the third fiscal quarter ended December 31st, 2013, we reported revenue of $142.5 million compared to $113.9 million for the same period in fiscal 2013, an increase of 25.1%. This revenue increase was primarily due to increased sales volume and price of basmati rice, both in India and internationally.

Revenue in third quarter of fiscal 2014 for our Amira and third party branded products was $136.5 million, or 95.8% of the total revenue, compared to $112.8 million, or 99% of total revenue, for the same period in fiscal 2013. Institutional sales in the third quarter of fiscal 2014 contributed $5.9 million, or 4.2% of total revenue, compared to $1.1 million, or 1% of total revenue, in the same period in fiscal 2013. This is consistent with our focus on rice and rice-related products.

Cost of materials, including change in inventory of finished goods, increased 23.7 million, or 28.3%, to $107.4 million in the third quarter of fiscal 2014 from $83.7 million in the third quarter of fiscal 2013. This increase primarily reflects the growth in revenue. As a percentage of revenue, cost of material, including change in inventory of finished goods, increased to 75.4% in the third quarter of fiscal 2014 compared to 73.5% in the third quarter of fiscal 2013 due to increased raw material prices.

EBITDA increased to $17.7 million, or 12.4% of sales, in third quarter of fiscal 2014 compared to $13.7 million, or 12% of sales in the same period last year. Profit before tax increased to $9.5 million, or 6.7% of revenue, compared to $6.7 million, or 5.9% of revenue for third quarter of fiscal 2013. This strong improvement was due to top line growth, as well as improving leverage in our overall business. Profit after tax for the third quarter of fiscal 2014 increased 85.5% to $7.7 million compared to $4.2 million in the same period last year. Basic and diluted earnings per share was $0.20 for the third quarter of fiscal 2014 compared to $0.11 for the third quarter of fiscal 2013.

Turning briefly to our year-to-date results, for the nine months ended December 31st, 2013, revenue increased 31.9% to $360.8 million compared to $273.4 million in the same period of fiscal 2013. EBITDA increased 35.8% to $46.2 million compared to $34 million in the same period last year. Profit after tax increased 98.8% to $21.4 million compared to $10.7 million in the same period in fiscal 2013.

Turning to our balance sheet, at December 31st, 2013, our cash balance was $34.8 million, adjusted net working capital was $262.9 million and we had net debt of $125.5 million. Our harvest season began in third quarter in October and ended in January. During this period, we prudently increased inventory in order to meet expected demand, and as a result, the third quarter represents our peak inventory levels. At the end of the third quarter of fiscal 2014, inventory was $253.9 million, or an increase of $72.5 million from inventory of $181.5 million at year end fiscal 2013. Our inventory positions will decrease going forward over the next 10 months, consistent with our historical trends. As of December 31st, 2013, trade receivables was $74.7 million, an increase of $7.9 million from $66.8 million as of March 31st, 2013, due to increased sales.

Turning to our outlook, as we stated in our press release today, the Company is raising in annual guidance for the full year fiscal 2014. We now expect revenue to grow to between $507 million to $517 million and EBITDA to grow between $66 million to $68 million. This is in line with our long-term guidance previously provided to the investment community in connection with our initial public offering. We note that our guidance is based on foreign exchange rates of December 31st, 2013. While we use forward contracts to hedge foreign currency risk, we believe it is prudent to maintain a conservative approach to our business. To reiterate what Karan stated, we are on track to deliver another year of record sales and earnings growth in fiscal year 2014.

Now, I would like to turn the call back to Karan for final comments. Thank you.

Karan Chanana:                             Thank you, Ashish. As you can tell from Ashish’ summary and our outlook, this is a very exciting time for Amira. We are on track to deliver another record year in fiscal 2014. We remain focused on continued execution and further positioning Amira as a leader in our industry. Next week, we will be attending Natural Food Expo West in Anaheim, California. This will be our first time at this show. I’d like to invite you, all of you who may be interested to attend the show and come by our booth, meet us, meet the teams and sample some of our delicious product, and we hope to see you there.

With that, I’d like to now open up the call for your questions. Operator?

Operator:                                         Thank you. We will now be conducting a question and answer session. If you would like to ask a question, please press star, one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star, two if you’d like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys.

Our first question is from Thilo Wrede of Jefferies. Please go ahead.

Thilo Wrede:                                  Good morning, everybody. Karan, this year you have done more business in your institutional business again and this quarter margins were weaker than I thought they would be. Is there a connection? Is there—is it—increased contribution from the institutional business, is it impacting margins? If not, is the lower than I would have expected margin, is that just an expression of you not being able to pass on high input cost increases fast enough?

Karan Chanana:                            Hi, Thilo. First of all, our institutional business is in line with what it has been historically and, you know, it does not contribute to the lower margins. We always said it’s an opportunist but profitable business. Price increases, I said right now on the call, we passed on the price increases. I think our margins increased significantly, and I’ve always maintained quarters are going to be lumpy. If you look at our guidance for the full year, which we’ve updated, and you look at the year as a whole, I think we will meet or beat the expectations.

Thilo Wrede:                                   So the institutional business has no impact on your overall EBIT margin?

Karan Chanana:                             It has no impact on the overall annual EBIT margin.

Thilo Wrede:                                  Okay, but this quarter, it could have had an impact?

Karan Chanana:                             I don’t have the answer for that, but it could have had because the quarters are always lumpy.

Thilo Wrede:                                  Okay.

Karan Chanana:                            I mean, year-to-date, our institutional is 11%, nine months.

Thilo Wrede:                                  Okay. And then the—your inventory grew quite significantly in dollar terms, and Ashish talked about it, that it’s your—the prudent step to grow the inventory, which I don’t disagree with. Question is, how much did the inventory grow in actual tonnage versus just a line input price?

Karan Chanana:                           The inventory grew by, say, $72.5 million to 253.9 million. It’s grown by tonnage and by value. This crop year, although the crop has been up approximately 10% in volume, the prices have been up between 10 and 15% as well, so you could look at the tonnage to be growing by 15 to 20% and value growing by 10 to 15%. So 75 million is about a 30%-odd growth, which would be equally contributed by both.

Thilo Wrede:                                 Okay. And then can you give us an idea of what the cadence of cap ex spending will be for the next, you know, four or five quarters given the expectation that you will increase your spending on the new facility?

Karan Chanana:                           The new facility, as I said, we’ll be—before the end of this financial year, which is March 31st, we will be spending approximately between 12 to $15 million and the balance will be in the next financial year as we build out the plant.

Thilo Wrede:                                  Will it be lumpy next year though, or will it be spread evenly across the quarters?

Karan Chanana:                            It’ll be lumpy. As progress on the plant and machinery happens, it will happen accordingly.

Thilo Wrede:                                  Okay. All right, and then last question I had, the debt refinancing, maybe I didn’t pay enough attention in your prepared remarks, but can you give us an update there?

Karan Chanana:                             We’re working on it as we speak.

Thilo Wrede:                                  Any timing?

Karan Chanana:                            We hope to do it—if everything remains equal in the markets, you know, before—we are targeting by middle of April, if not end of March. The timing is, as you know, in the market is important so that’s what the bankers say who we are in touch with to do this.

Thilo Wrede:                                  Okay, and the target is still to lower it by 400 basis points?

Karan Chanana:                            That’s the target, yes.

Thilo Wrede:                                  Okay. All right, that’s all I had for now. Thank you.

Karan Chanana:                            Thanks.

Operator:                                        Thank you. The next question is from Akshay Jagdale of KeyBanc Capital Markets. Please go ahead.

Akshay Jagdale:                             Good morning.

Karan Chanana:                            Morning, Akshay.

Akshay Jagdale:                           Can you talk—can you push just on—just some numbers here. What—can you explain what happened with the interest expense? It was well higher than what we had. It sort of—the computation implies a pretty high implied rate this quarter, so can you just help us understand why, you know, net interest expense was, you know, 7.5, or $7.6 million?

Karan Chanana:                            Ashish?

Ashish Poddar:                              Hi, Akshay. Good morning. So I said this is primarily because of increase in inventory and the raw material prices, which actually led to higher interest as compared to the last—last year’s same quarter.

Akshay Jagdale:                           Yes, but why—that—I understand that but it seems like the rate you’re paying is also much higher than we’ve ever seen, so is there something unusual going on there? I mean, I’m assuming you borrowed on the revolver and, you know, we would expect that rate to be around, you know, 14, 15, maybe 16%, but it seems to have been higher than that, unless (cross talking).

Ashish Poddar:                             No, it’s actually not our highest rate, but it’s actually because of the higher inventory. So when we will be (inaudible) from 6KU (ph), we’ll be having full details around that in terms of the interest rate. On an annualized basis, it will come around the same which it was last year.

Akshay Jagdale:                           Okay, great. And then, Karan, can you just give us a sense of what the drivers of revenue growth were this quarter? How much of a negative impact was FX this quarter and, you know, was the price mix again in the high teens or higher than that this quarter?

Karan Chanana:                             Akshay, yes, a good question. Before I answer that, I would like to add to what Ashish has said. You know, we added more inventory, we added obviously higher cost inventory because that’s the market and obviously, this inventory’s going to come into play next financial year as it ages so that’s why I said the quarters are always lumpy, so that’s the way to look at it, and I also saw—you see, we’ve had more SG&A. The last quarter is when all the festive season was in India, internationally. We have the (inaudible) Christmas happens, you’re going to see a lot of the benefit of that coming in now, so the SG&A also tends to be lumpy as we build the brand out, and that’s why we raised our guidance and also, you can see very clearly from that how confident we are of achieving or beating it.

On the FX, you know, we are fully hedged from an income perspective and the translation risk remains. Ashish, can you update the numbers, please?

Ashish Poddar:                               Yes, sure. So in terms of the FX, we do not have much of exchange gain or loss in this quarter. In this quarter, we had 0.9 million impact on—from the other financial items. On a percentage of sales, it’s 0.6% as compared to the last year, last—same quarter.

Akshay Jagdale:                             Yes, maybe you misunderstood my question. I’ve just—so your growth this quarter, sales growth—you know, what I’m trying to understand, so your sales are in dollar terms. What was the translation impact because of the rupee being weaker?

Ashish Poddar:                                Okay, during this quarter, the exchange rate was almost stable and there was not much of impact because of change in currency rates.

Akshay Jagdale:                              Okay, so most of your growth, if not all of it, was a function of pricing and volume?

Ashish Poddar:                               That’s right.

Akshay Jagdale:                              Okay. And then—so, Karan, if I—just going back to your answer for the first question, so is it—is a good way to think about the higher—the higher interest cost this quarter is a function of your inventory, which, you know, obviously you’re going to sell next year at higher rates, right? So you’re sort of taking the cost of future cogs in this quarter, and then on top of that, you spent some money building your brand this quarter, which will also show up in sort of future growth. Is that a good way to think about it?

Karan Chanana:                           That’s the only way to think about it; it’s absolutely spot on because—you’ve got it absolutely right. So, you know, last quarter of the calendar year, festive season, the brand’s been gaining popularity, we’re getting (inaudible) advertising, making it visible and the sales become stronger and stronger in all the countries we are available in, and correct. The cogs—we’ve taken the higher cost of the cogs now, which are going to be—you know, you’re seeing—you’re going to see the sales of that when we give our guidance for 2015. So like I’ve always said, this business has a lot of clear visibility because you know your cogs going ahead, and obviously, quarters then have to be—can’t be looked at in isolation, although we do report quarters, so that’s the way it is.

Akshay Jagdale:                           Okay, and just two more questions. One is on the institutional business. I understand it’s lumpy quarter-to-quarter, year-to-year. You know, last quarter specifically, the institutional business seemed to be the major driver of growth. Can you just help us understand what’s going on in that business? So, you know, you had 4.5 million in sales in 1Q, 30-something million in 2Q and then 6 million now in 3Q. Just give us some color as to what are you selling more now than you did last year in that business, and then I have a—one last question.

Karan Chanana:                           Akshay, we are selling to the same clients which we have. We don’t go out and look for clients for the institutional business. They come to us and say, “Hey, we want this.” If you look at the last three-year chart, our average has been 8 to 10% of the institutional business, and obviously, it’s lumpy because it’s an opportunity-based business which comes our way, and like I said, year to date in terms of nine months, it’s 11%. It’ll be that range on the total revenue. So that’s what it exactly is.

Akshay Jagdale:                          Okay. And then just on the demand side of things, you know, you talked a little bit about India and growth in that market as it relates to new customers, et cetera. Can you just talk a little bit about the international market? It seems to us that, you know, the Middle Eastern countries, which are a huge part of the export picture, took sort of a break from buying basmati rice this past year and now probably have very little inventory in the pipeline and have started to buy again, which is why the patty (ph) costs are up. So can you—first of all, is that a good interpretation of what’s going on, and if not, can you just give us a sense of what’s going on in terms of export demand for basmati rice?

Karan Chanana:                          Okay, the international sales of basmati rice have been strong. What you are saying is correct but the way we look at it is as follows: The international brands of basmati rice have had solid demand. Their pipeline has shrunk and you’re right, they came into buy more this time because they did not keep their purchases in line with their rising demand in the last one year, okay, so they—and that’s why they’re coming—that’s why, despite the 10% increase in the volume, the prices are also up, okay, which is line with expectations. We at Amira moved, you know, early during the harvest season and are all set to benefit from that, like we did last year. If you recall our conversation exactly a year from now and talk about the same quarter, I was saying the same thing, and we have a cost benefit which we believe we will have again because we have been prudent in gauging the market, as we always are, and executing on the same. So demand is very strong and I’m at Gulfood here; it’s—you know, you should have come and seen it here. It’s packed to the brim and the demand is absolutely solid and I think it’ll continue to get more and more strong as basmati rice gets into more and more countries.

Akshay Jagdale:                             Perfect. I’ll pass it on. Thanks.

Karan Chanana:                            Thank you.

Operator:                                       Thank you. The next question is from Rohini Nair of Deutsche Bank. Please go ahead.

Rohini Nair:                                   Hi, good morning, everyone.

Karan Chanana:                            Morning.

Rohini Nair:                                  Just wanted to follow up on Thilo’s question on the cap ex spend, so you’re expecting about 12 to 15 million, you said, this fiscal year, so can you confirm? So you’ve broken ground on the new facility and you—do you expect it to be completed by the end of fiscal ’15?

Karan Chanana:                            That’s the target so far.

Rohini Nair:                                    So the remaining cap ex associated with the facility should come through in the next fiscal year?

Karan Chanana:                           That’s what our plan is for it to come through and we’ve ordered the machinery, everything else, the contractors, architects, they’ve all—all the service providers have been identified, contracts done, so so far, we are on stream. If there’s any change, we’ll let you know. Not that there is at the moment at all.

Rohini Nair:                                   Okay. And wondering if you can give us maybe an update on your organic product launch. So you—it sounds like you expect those to come on shelf in India sometime within the first half of this year. Can you confirm that, and are you still on track for a second half launch in the US?

Karan Chanana:                           Yes, they’re going to be on stream in India and parts of Europe and the Middle East, hopefully, by June/July, and second half for the US, we are participating in Expo West. We are currently in conversation with key retailers and distributors, both of whom have shown very high interest. As I said earlier, we have identified the three drivers of organic business. We’re launching more than 80 SKUs over the balance half of the year, second half of this year. All the products are already ready and we are currently doing sampling and tasting in different regions to identify which SKUs go where, and I think we’ll be ready to roll them out—by the end of the year, we should roll out all the SKUs.

Rohini Nair:                                  Okay, and then in the US and the UK, maybe if you can give us an update on your—how your expansion plans are going, you know, your Costco rollout and some of the other retailers that you’ve been talking to?

Karan Chanana:                           Yes. In the US, our nine-month sales in the US are up 50% in comparison to the same time last year, and as a percentage to our total revenue also, it’s gone up. It’s higher than the previous year. You know, we acquired Basmati Rice GmbH, which has a distinct for its smoked basmati rice in H-E-B, Wegmans and farmer’s market, so that’s, you know, immediate potential for us. So we’re going ahead with trying to get the listings of the Amira gold pack range right there, and like I said, we’re talking to key retailers and nationwide distributors to roll out the dry rice, the organic and our—some of our select snacks which apply to the US market. In the UK, you know, sales are good. At Morrison, we’ve entered food service and we’re getting into other retailers pretty soon. We are also launching the organic and the snack line there by the middle of this year.

Rohini Nair:                                  Okay, thank you. And then just one last question, maybe for Ashish. So just to confirm your financial costs for the year, do you expect those to be up year-over-year? I mean, are we expecting kind of this 8 million to flow through into the fourth quarter, or do you expect it to be flat versus last year?

Ashish Poddar:                             It will remain flat and going forward, after the debt refinancing, there will be a cost saving around that area from next year onwards.

Rohini Nair:                                   Okay. Thank you very much.

Operator:                                       Thank you. We have no further questions at this time. I would like to turn the floor back over to management for any closing remarks.

Karan Chanana:                           I’d like to thank you very much for your time today. We appreciate your continued interest and support. We look forward to speaking to you next—on our year end call, and in the meantime, we hope to see you at Natural Food Expo West and various investor events that we’ll be attending in the next couple of months. Thank you and have a nice day.

Operator:                                       Thank you. Ladies and gentlemen, this does conclude today’s teleconference. You may disconnect your lines at this time and thank you for your participation.